UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated January 7, 2019

Item 1

Millicom Extraordinary General Meeting of

Shareholders

Luxembourg, January 7th, 2018 – Millicom today held an Extraordinary General Meeting of Shareholders (EGM) in Luxembourg.

All resolutions proposed to the EGM, as set out in the convening notice published by way of a press release on December 5, 2018, were duly passed.

The EGM elected Ms. Pernille Erenbjerg and Mr. James Thompson as new Directors of the Board of Millicom, in replacement of Mr. Tom Boardman and Mr. Anders Jensen, for a term starting on the day of the EGM and ending on the next annual general meeting (AGM), to take place in May 2019.

Mr. José Antonio Rios García was elected as new Chairman of the Board of Directors for a term starting on the day of the EGM and ending on the day of the 2019 AGM.

The EGM approved the Directors’ revised annual remuneration effective on a pro rata temporis basis for the period from the first day of trading of Millicom shares on the Nasdaq stock exchange in the U.S. to the 2019 AGM, including (i) fee-based compensation amounting to USD 687,500, and (ii) share-based compensation amounting to USD 950,000.

The EGM also resolved to amend article 7 of Millicom’s Articles of Association to stipulate that the Nomination Committee rules and procedures of the Swedish Code of Corporate Governance shall be applied for the nomination of Directors to the Board of Directors of the company, as long as such compliance does not conflict with applicable mandatory law or regulation or the mandatory rules of any stock exchange on which Millicom’s shares are listed.

-END-

For further information, please contact

Press: Vivian Kobeh, Corporate Communications Director +1 305 476 7352 / +1 305 302 2858 press@millicom.com	Investors: Michel Morin, VP Investor Relations +352 277 59094 investors@millicom.com Mauricio Pinzon, Investor Relations Manager Tel: +44 20 3249 2460 investors@millicom.com

About Millicom

Millicom is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, Tigo. As of December 31st, 2017, Millicom operating subsidiaries and joint ventures employed more than 19,000 people and provided mobile services to approximately 51 million customers, with a cable footprint of more than 9 million homes passed. Founded in 1992, Millicom International Cellular SA is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: January 7, 2019

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